September 9, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention: Jaime John

Re:	Fundtech Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2009 (the “20-F”) Filed May 28, 2010 File No. 000-29634

Dear Ms. John:

Reference is made to the letter dated August 30, 2010 to Mr. Reuven Ben Menachem, Chief Executive Officer of the Company, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F.

In accordance with Ms. Courtney Haseley’s conversation with Lilias Lee of Kramer Levin Naftalis & Frankel LLP, the Company’s counsel, the Company will provide its response to the Staff by September 24, 2010.

Should you have any questions regarding this letter, please do not hesitate to contact our counsel, Richard H. Gilden at (212) 715-9486 or John Bessonette at (212) 715-9182.

Sincerely,

/s/ Joseph J. Aulenti
Name: Joseph J. Aulenti
Title:   Executive Vice President,
    General Counsel and Secretary

Fundtech Ltd. c/o Fundtech Corporation, 30 Montgomery Street, Suite 501, Jersey City, NJ 07302